UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

MILLENNIUM PHARMACEUTICALS, INC.

(Name of Subject Company)

MAHOGANY ACQUISITION CORP.

a wholly-owned subsidiary of

TAKEDA AMERICA HOLDINGS, INC.

a wholly-owned subsidiary of

TAKEDA PHARMACEUTICAL COMPANY LIMITED

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

599902103

(CUSIP Number of Class of Securities)

Iwaaki Taniguchi

President

Takeda America Holdings, Inc.

767 Third Avenue, 8th Floor

New York, NY 10017

Tel: (212) 421-6954

Fax: (212) 355-5243

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Bruce W. Raphael, Esq.

Matthew J. Gardella, Esq.

Edwards Angell Palmer & Dodge LLP

111 Huntington Avenue

Boston, Massachusetts 02199

Tel: (617) 239-0100

Fax: (617) 227-4420

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on April 11, 2008, as amended by Amendment No. 1 filed with the SEC on April 16, 2008 (as amended, the “Schedule TO”) by Mahogany Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Takeda America Holdings, Inc. (“Takeda America”), which is a New York corporation and wholly-owned subsidiary of Takeda Pharmaceutical Company Limited (“TPC”), a corporation organized under the laws of Japan, to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Millennium Pharmaceuticals, Inc., a Delaware corporation (“Millennium”) (collectively the “Shares” and each share thereof a “Share”), at a purchase price of $25.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 11, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Amendment No. 2 is being filed on behalf of Purchaser, Takeda America and TPC.

All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule TO. The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

ITEM 11.  ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented by providing the following information related to Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase:

On April 10, 2008, TPC filed the requisite premerger notification filings with the antitrust authorities in each of Germany and Austria, commencing the respective waiting periods in each of those jurisdictions. On April 18, 2008, the German Federal Cartel Office (or FCO) granted our request for early clearance to proceed with the purchase of Shares pursuant to the Offer. Accordingly, the condition of the Offer relating to compliance with German merger control laws has been satisfied. With respect to Austria, the applicable four-week waiting period under the Austrian Cartel Act 2005 (or KartG) is scheduled to expire at 11:59 p.m. Central European Time (CET) on May 8, 2008, unless early clearance for the transaction is obtained or an in-depth investigation is initiated. TPC has requested early clearance in Austria.

On April 18, 2008, TPC and Millennium each filed a Premerger Notification and Report Form with respect to the Offer with the Antitrust Division of the Department of Justice and the Federal Trade Commission in accordance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Accordingly, based on such filing date, the 15-day waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, May 5, 2008 unless earlier terminated  by the Antitrust Division or the FTC. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from us. The parties have requested early termination of the waiting period.

In addition, Item 11 of the Schedule TO is hereby amended and supplemented to reflect that on April 18, 2008, the plaintiff in the previously disclosed litigation captioned Eleanor Turberg v. Millennium Pharmaceuticals, Inc. et al. (Case No. 08-1466, Superior Court, Middlesex County, MA), amended her complaint to, among other things, add as additional defendants Takeda America Holdings, Inc. and Mahogany Acquisition Corp. and claim that such entities aided and abetted alleged breaches of fiduciary duty by Millennium’s Board of Directors.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	April 21, 2008

MAHOGANY ACQUISITION CORP.

		By:	/s/ Iwaaki Taniguchi

Name: Iwaaki Taniguchi
Title: President

Dated:	April 21, 2008

TAKEDA AMERICA HOLDINGS, INC.

		By:	/s/ Iwaaki Taniguchi

Name: Iwaaki Taniguchi
Title: President

Dated:	April 21, 2008

TAKEDA PHARMACEUTICAL COMPANY LIMITED

		By:	/s/ Hiroshi Shinha

Name: Hiroshi Shinha
Title: Director and General Manager, Legal Department